EXHIBIT 34

14 February 2002 | 00:00
BOARD APPROVES PRELIMINARY 2001 ACCOUNTS AND BUSINESS PLAN TO 2004

      TELECOM ITALIA GROUP PRELIMINARY 2001RESULTS SHOW STRONG IMPROVEMENT

               - CONSOLIDATED REVENUES 30.8 BILLION EUROS, + 13.2%
                - CONSOLIDATED EBITDA 13.7 BILLION EUROS, + 12.3%
                              - EBITDA MARGIN 44.4%
                        - EBIT 6.7 BILLION EUROS, + 4.7%
                   - FREE CASH FLOW 5.8 BILLION EUROS, + 120%
     - EXTRAORDINARY WRITEDOWNS OF 3.8 BILLION EUROS; NO IMPACT ON CASHFLOW
                           - DIVIDEND POLICY UNCHANGED
     - CONSOLIDATED NET DEBT 21.9 BILLION EUROS, WELL BELOW FORECAST LEVELS

                                       SS.

GROUP THREE-YEAR PLAN TO STRENGTHEN SIGNIFICANTLY BUSINESS AND FINANCIAL
STRUCTURE

           - DIVESTMENTS WORTH 3.5 BILLION EUROS UNDERTAKEN, REALISING
                      CAPITAL GAINS OF TO 1.5 BILLION EUROS
                            - IMPROVED DEBT STRUCTURE
           - FAR-REACHING INVESTMENT PLAN TO ENHANCE COMPETITIVENESS:
      7 BILLION EUROS FOR FIXED-LINE NETWORK SERVICES, 7 BILLION EUROS FOR
             MOBILE NETWORK SERVICES, 1 BILLION EUROS FOR IT AND IP
        - 700 MILLION EUROS FOR TECHNOLOGICAL INNOVATION, TELECOM ITALIA
     LABS AND PIRELLI LABS TO POOL SKILLS - BROADBAND SERVICES TECHNOLOGY TO
        GROW SUBSTANTIALLY THROUGH ADSL AND FIBRE OPTICS FOR CONSUMER AND
                                BUSINESS MARKETS
                     - RAPID ROLL-OUT OF GPRS, UMTS AND VAS
           - 12 MILLION ACTIVE LINES FORECAST FOR TIM'S SOUTH AMERICAN
                             GSM NETWORK BY END 2004

                                       SS.

OUTLOOK TO 2004: STRONG CASH GENERATION AND MARKED DEBT REDUCTION

                     - FREE CASH FLOW 25 BILLION EUROS TOTAL
                  - NET DEBT BELOW 15 BILLION EUROS BY END 2004
                      - DEBT/EBITDA RATIO DOWN FROM 1.6 TO
                                APPROXIMATELY 1.0
                   - REVENUES: AVERAGE ANNUAL GROWTH 4 - 4.5%
                    - EBITDA: AVERAGE ANNUAL GROWTH 5 - 5.5%
                      - EBITDA MARGIN RATIO 47% BY END 2004


The Telecom Italia Board of Directors meeting yesterday under the chairmanship of Marco Tronchetti Provera, examined the preliminary consolidated financial statements for 2001 and approved the Group's business plan for the next three years.

TELECOM ITALIA GROUP 2001 PRELIMINARY RESULTS

The 2001 financial statements closed with significantly improved revenues, EBITDA and, above all, cash generation capability.


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The following are the highlights of the preliminary results, compared to 2000:

-   Consolidated revenues of 30.8 billion euros, an increase of 13.2%

- Group EBITDA of 13.7 billion euros, up by 12.3%, or 44.4% as a ratio of revenues

-   EBIT of 6.7 billion euros, up 4.7%

-   Investments of 7.0 billion euros, down 5.4%

-   Free Cash Flow strongly improved (+120%), equal to 5.8 billion euros

- Consolidated net debt of 21.9 billion euros, considerably lower than forecast levels, as a result of improved management and implementation of the divestment plan.

The preliminary data for 2001 reflect the decision to account for operations in Argentina using the net equity method, abandoning the proportional consolidation method. These figures are compared with data for 2000 that have also been accounted for pro forma using the net equity method. This modification has not resulted in significant variations.

GROUP BUSINESS PLAN 2002-2004

The strategic guidelines for the Olivetti-Telecom Italia Group's new business and financial plan, announced at the end of September 2001, began to be implemented towards the end of last year. Significant results have already been achieved, focused on strengthening the Group's financial position and an industrial restructuring, with a strong focus on the core businesses and development of the Group's leadership position in the various markets in which it operates.


STRENGTHENING OF FINANCIAL POSITION

In November it was announced that, over a period of 24 months, new funds of 5 billion euros would be raised by Olivetti through capital operations and divestments, and that 5 billion euros would be raised by Telecom Italia through divestments. Over 75% of this objective has been achieved since November.

Olivetti successfully concluded its capital operation and raised on the market a total of approximately 4 billion euros: 1.5 billion euros from a capital increase and 2.5 billion euros from a bond issue convertible into Olivetti shares.

The Telecom Group has undertaken divestments totalling 3.5 billion euros, the breakdown of which is as follows:

- Sale of stakes in former satellite consortia generated proceeds of 450 million euros

- Subscription to the public tender offer launched for Lottomatica generated proceeds of 211 million euros (390 million euros when taking into account Olivetti's holding in Lottomatica);

- An agreement reached with Endesa, Union Fenosa and Santander Central Hispano for the sale of the 26.9% holding in Auna will result in gains of 1.85 billion euros

- The sale to Bouygues SA of TIM's 19.6% interest in BDT, the company that controls Bouygues Telecom, for a total value equal to 750 million euros

- Agreement with News Corporation and Vivendi Universal/Canal+ to sell 50% of Telecom Italia's interest in Stream for US$ 42 million (47 million euros).

- Within the context of far-reaching initiatives to realize value from real estate operations, deals are close to being concluded for the sale of the 40% interest in Telemaco, for an estimated total of around 200 million euros

These transactions result in significant capital gains, at the consolidated level, corresponding to approximately 1.5 billion euros.


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Actions targeted at improving the Group's financial position include Telecom
Italia bond issues, which were successfully concluded for a total of 4 billion euros. These contributed to an improvement of the debt structure, of which the medium-long-term component has risen from 58% to 72% of the total, with average maturity lengthened from 3.5 years to 4.5 years; the overall cost of debt amounted to 5.9%. At present Telecom Italia is one of only two major telephone operators in Europe to which Moody's has given a positive outlook.

Further operations to this end included completion of adjustments and writedowns of holdings at the Group level, to bring the portfolio into line with market values, corresponding to a total of 3.8 billion euros, of which 1.6 billion euros was previously announced in November. Before tax benefits, this will have an impact of 2.5 billion euros. It is confirmed that Telecom Italia SpA will meet expectations and record a positive net result for 2001. Consolidated net income is expected to be negative, entirely as a result of the accounting effects of the operations described above. However, the significant reserves available mean that for 2001 there should be no change to dividend distribution policy compared to the previous year.

BUSINESS RESTRUCTURING

This is based upon:

- Capitalizing on domestic leadership in the core businesses of fixed-line and mobile telephony

-   Upgrading the product and services portfolio

-   A revised focus on international operations

-   Improvements in operating efficiency through tight cost control.

To this end the Group has introduced a new organizational model and new corporate governance procedures that include:

- Establishment of management committees for investment and for Group international operations;

- Introduction of a "professional families" approach in order to improve efficiency and management control;

-   New procedures for investments and purchasing;

-   Sharing of Regional Service Centres, which have been reduced from 18 to 8;

- Simplification of the Group's corporate structure, with a reduction in the overall number of companies from over 700 to 350 (the process has already begun with 100 companies).

STRATEGIC GROWTH DRIVERS

The objective is to create value by leveraging infrastructure, already available technologies and distinctive skills, consisting of:

-   An integrated pan-European network extending over 120,000 km;

-   One of the world's largest GSM networks;

-   8 Internet Data Centers;

-   8,000 Points Of Sale in Italy;

-   Expertise in network management and development;

-   Rapid broadband service activation;

-   Innovation skills for the mobile network;

-   Information Technology leadership.

The far-reaching investment plan of approximately 16 billion euros for the next three years is strongly focused on strengthening competitiveness as the basis for the Group's international growth strategy, leveraging technological innovation thanks also to potential synergies with Pirelli Labs. The plan foresees:

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-   Approximately 7 billion euros for fixed-line network services, 55% of which is targeted on innovation (xDSL, data services, fiber-optics) and the remaining 45% on maintaining and upgrading existing networks

- Approximately 7 billion euros on mobile network services, with 83% earmarked for innovation (GPRS, UMTS, VAS) and the remaining 17% for maintaining and upgrading existing networks

-   Approximately 1 billion euros on IT and IP services

- Approximately 700 million euros on technological innovation, a business that occupies a key place in the Group's development plans, through synergies arising from the already launched collaboration between Telecom Italia Labs and Pirelli Labs.

In particular, the fixed-line network strategy is oriented towards development of broadband services as follows:

- For ADSL technology average annual growth rates exceeding 100% as access numbers increase to 1.5 million;

- For fibre-optic technology average annual growth in excess of 25%, as the fibre network is extended to over 800,000 km;

- Average annual growth of 50% in revenues generated by broadband services to the consumer market;

- Average annual growth of 50% in revenues generated by Web services to the business market.

The mobile network is expected to benefit from:

- Rapid introduction of new GPRS and UMTS technologies, which by the end of 2004 will account for more than 50% of total lines;

- Strong growth in revenues generated by VAS, up at an annual rate of more than 35%.

In Information Technology the Telecom Italia Group is already a leader, with revenues exceeding 2 billion euros generated predominantly from the market. Operations combine leading expertise and high profitability; in 2001 the EBITDA margin was 14%, the EBIT margin 10% and ROI was equivalent to 24%.

International operations will be oriented towards:

- Leveraging the European backbone, which will be extended to approximately 20,000 km and connect 13 countries, through the development of Internet protocol broadband services and capitalization on growth in domestic demand for international data transmission, where appropriate through targeted joint ventures and acquisitions

- Development of the GSM network in South America, by swiftly integrating subsidiary companies in Brazil to create the country's first nationwide carrier; strengthening the Group's position in countries where GSM networks are already provided (Peru, Bolivia, Chile and Venezuela); a significant focus on innovative service offerings. TIM's objective on the South American market is to reach 12 million active lines by the end of 2004, compared with the current figure of 2.8 million.


GROUP OUTLOOK TO 2004

A heightened emphasis on efficiency gains and the new acquisitions policy will realize savings of approximately 2 billion euros, alongside a significant 27% increase in productivity in terms of EBITDA per employee, and 20% in terms of revenues per employee.

Average annual growth in consolidated revenues will be of 4-4.5%. EBITDA is forecast to grow by 5-5.5%.

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Free cash flow generated by the Group is set to accelerate considerably: over the three-year period the overall total is forecast to amount to 25 billion euros.

Profitability (EBITDA/revenues), which currently stands at 44.4%, the highest figure achieved by any of Europe's principal telecoms operators, is forecast to rise further still by the end of 2004 to 47%.

The new management team intends to press ahead in its efforts to reduce debt, which is forecast to fall from the end of June 2001 figure of 25 billion euros to approximately 18.3 billion euros by the end of 2002 and to less than 15 billion euros by the end of 2004.

The debt/EBITDA ratio, estimated at 1.6 at the end of 2001, is forecast in the plan to fall to 1.3 by the end of 2002 and then fall significantly by the end of 2004 to around 1.0.


* * *


The final 2001 financial statements of Telecom Italia SpA and the Telecom Italia Group will be submitted for approval by the company's Board of Directors on 26 March 2002.

The 2002 calendar of significant company events and publication dates for company accounts is as follows.



Milan, 14 February 2002










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